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                                          Annual General Meeting of Shareholders

                                                                       [PICTURE]

SAP(R)
AKTIENGESELLSCHAFT
SYSTEMS, APPLICATIONS, PRODUCTS
IN DATA PROCESSING OF WALLDORF, GERMANY
Security identification numbers:
Ordinary shares: 716 460 and 716 461
Preference shares: 716 463 and 716 464

Shareholders in our Company are invited to attend the thirteenth annual general meeting of shareholders at ROSENGARTEN CONGRESS CENTER, ROSENGARTENPLATZ 2,
68161 MANNHEIM, GERMANY,
May 5, 2000 at 10 A.M.
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 Annual General Meeting of Shareholders

Agenda

1. PRESENTATION OF THE AUDITED ANNUAL FINANCIAL STATEMENTS AND ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, THE EXECUTIVE BOARD'S REVIEW OF OPERATIONS AND GROUP REVIEW OF OPERATIONS, AND THE SUPERVISORY BOARD'S REPORT, FOR THE FISCAL YEAR 1999

2. RESOLUTION: APPROPRIATION OF RETAINED EARNINGS FOR THE FISCAL YEAR 1999

   The Executive Board and the Supervisory Board propose that retained earnings amounting to E 166,467,607.20 be appropriated as follows:

   E 1.57 dividend per no-par ordinary share
   carrying dividend rights:                               E 95,770,000.00

   E 1.60 dividend per no-par preference share
   carrying dividend rights:                               E 70,009,782.40

   Transfer to retained earnings:                          E    877,788.40

   The dividend will be distributed on or after May 8, 2000.

3. RESOLUTION: FORMAL RATIFICATION OF THE ACTS OF THE EXECUTIVE BOARD IN THE FISCAL YEAR 1999

   The Executive Board and the Supervisory Board propose that the acts of the Executive Board be formally ratified.

4. RESOLUTION: FORMAL RATIFICATION OF THE ACTS OF THE SUPERVISORY BOARD IN THE FISCAL YEAR 1999

   The Executive Board and the Supervisory Board propose that the acts of the Supervisory Board be formally ratified.

5. APPOINTMENT OF AN AUDITOR FOR THE FISCAL YEAR 2000

   The Supervisory Board proposes that ARTHUR ANDERSEN
   Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft mbH, of Eschborn/Frankfurt, be appointed auditor of the Financial Statements and Consolidated Financial Statements for the fiscal year 2000.
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                                          Annual General Meeting of Shareholders

6. PROPOSAL FOR REPLACEMENT OF SECTION 2 (OBJECTIVES OF THE COMPANY) OF THE ARTICLES OF ASSOCIATION OF SAP AG

   The Executive Board and the Supervisory Board propose that Section 2 of the SAP AG Articles of Association be amended to read as follows:

   "Section 2 Objectives of the Company

   1. The corporate purpose of the Company is direct or indirect activity in the area of development, production, and marketing of products and the provision of services in the field of information technology, and particularly in the following fields:

      - Developing and marketing integrated product and service solutions for e-commerce

      - Developing software for information technology and the licensing of its use to others

      - Organization and deployment consulting, as well as user training, for e-commerce and other software solutions

      - Selling, leasing, renting, and arranging the procurement and provision of all other forms of use of information technology systems and relevant accessories

      - Making capital investments in enterprises active in the field of information technology to promote the opening and advancement of international markets in the field of information technology

   2. The Company is authorized to act in all the business areas listed in (1) and to delegate such activities to affiliated enterprises within the meaning of the German Stock Corporation Act ("the Act"), sections 15ff; in particular the Company is authorized to delegate its business in whole or in parts to such enterprises. The Company is authorized to establish branch offices in Germany and other countries, to found, acquire, and invest in other companies of the same or related kind and to enter into collaboration and joint venture agreements. The Company is further authorized to invest in enterprises of all kinds principally for the purpose of placing financial resources. The Company is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such enterprises, or to do no more than manage its shareholding.

   3. The Company is authorized to take all actions and measures that are consistent with the corporate purpose or that directly or indirectly further the corporate purpose.
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 Annual General Meeting of Shareholders

7. RESOLUTIONS:

   A) CAPITAL STOCK INCREASE FROM THE COMPANY'S RESERVES

   B) REDIVISION OF THE CAPITAL STOCK BY SPLITTING EACH NO-PAR SHARE WITH ATTRIBUTABLE SUBSCRIBED CAPITAL OF THREE EUROS INTO THREE SINGLE NO-PAR SHARES WITH ATTRIBUTABLE SUBSCRIBED CAPITAL OF ONE EURO

   C) EXCLUSION OF THE SHAREHOLDERS' RIGHT TO SHARE CERTIFICATES IN RESPECT OF THEIR SHARES, AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

   D) CORRESPONDING AMENDMENT OF THE AUTHORIZATION TO ISSUE CONVERTIBLE BONDS AND STOCK OPTIONS, OR BOTH, AND TO BUY THE COMPANY'S OWN SHARES

   It is proposed to increase the capital stock from the Company's reserves without the issuance of new shares (section 207 (2) (second sentence) of the Act) to the next higher amount at which the subscribed capital attributable to the shares is an exact whole euro value. The subscribed capital stock is currently E 267,804,752.97, divided into 104,756,114 no-par shares each representing E 2.5564596 (rounded) of the subscribed capital stock. To achieve an attributable subscribed capital for the 104,756,114 shares of exactly three euros the subscribed capital stock would be increased from E 267,804,752.97 to E 314,268,342.00 from the Company's reserves. Contingent capital would increase in the same proportion, as required by section 218 of the Act.

   To conform to the market standard, each share with attributable subscribed capital of three euros would be split into three no-par shares, each with attributable subscribed capital of one euro. The resolutions of the general meeting of shareholders of January 18, 2000 concerning the authorization to issue convertible bonds and stock options, or both, and to buy the Company's own shares, would be amended correspondingly. This applies also to the preference right provisions in section 23 (6) of the Articles of Association.

   By virtue of the change to no-par shares with attributable subscribed capital of one euro, the existing share certificates showing a German mark par value are no longer correct. It is proposed to withdraw the share certificates denominated in German marks and to declare them invalid. Investors' rights to share certificates would be excluded in order to avoid the necessity of printing new certificates.

   The Executive and Supervisory Boards therefore propose that the following resolutions be adopted:

   A) CAPITAL STOCK INCREASE FROM THE COMPANY'S RESERVES

      The amount of subscribed capital stock represented by each no-par share in the Company shall be increased from the current (rounded) value of
      E 2.5564596 to an exact whole euro value. The capital stock of the Company shall be increased in accordance with section 207 (2) (second sentence) of the Act from the Company's reserves without issuance of new shares.
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                                          Annual General Meeting of Shareholders


      Current subscribed capital stock           E 267,804,752.97

      Increase                                   E  46,463,589.03

      New subscribed capital stock               E 314,268,342.00

      To this end, E 46,463,589.03, of the E 240,847,510.25 capital reserves recorded in the balance sheet as of December 31, 1999 shall be converted to subscribed capital stock. This means that the portion of the subscribed capital stock represented by each no-par share is E 3.00. The number of shares in circulation will not change.

      This resolution proposal is supported by the financial statements as of December 31, 1999 finalized by the Executive Board and the Supervisory Board and bearing the unqualified approval of the auditors ARTHUR ANDERSEN Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft mbH,
      Eschborn/Frankfurt, Germany.

   B) REDENOMINATION OF SHARES

      The capital stock shall be redivided and redenominated as follows:

      Each no-par share with an attributable subscribed capital of E 3.00 is replaced by three no-par shares each with an attributable subscribed capital of E 1.00.

   C) AMENDMENT OF THE ARTICLES OF ASSOCIATION, EXCLUSION OF THE SHAREHOLDERS' RIGHTS TO SHARE CERTIFICATES, REDEFINITION OF PREFERENCE DIVIDEND RIGHTS

      The following amendments to the Articles of Association are agreed to reflect the resolutions at Agenda Item 7 a) to c):

      aa) Section 4 (1) of the Articles of Association is amended to read as follows:

           "The capital stock of the Company amounts to E 314,268,342.00 and is divided into 183,000,000 no-par ordinary shares and 131,268,342 no-par non-voting preference shares. The preference shares shall carry preference rights in respect of the distribution of retained earnings in accordance with section 23 (6) of the Articles of Association."

      bb) Section 4 (2) (third sentence) of the Articles of Association is amended to read as follows:

           "Certificates issued for shares with a par value of DM 5.00 certify ownership of three individual shares until such certificates are declared invalid; certificates issued for shares with a par value of DM 50.00 certify ownership of thirty individual shares until such certificates are declared invalid."

           The Supervisory Board is authorized to delete section 4 (2) (third sentence) of the Articles of Association after the declaration of invalidity
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 Annual General Meeting of Shareholders

           in respect of share certificates denominated in DM amounts has become effective.

      cc) Section 4 (3) (third sentence) of the Articles of Association is amended to read as follows:

           "The right of shareholders to share certificates in respect of their shares is excluded."

      dd) Section 4 (5) (first sentence) of the Articles of Association is amended to read as follows:

           "Taking into account the conversion rights already exercised by December 31, 1999, the capital stock of the Company is further conditionally increased by a maximum of E 1,481,658 divided into a maximum of 1,481,658 no-par, nonvoting bearer preference shares ranking equally with the preference shares already issued (Contingent Capital II)."

      ee) Section 4 (7) (first sentence) of the Articles of Association is amended to read as follows:

           "The capital stock is further conditionally increased by E 18,750,000.00 by the issuance of a maximum of 18,750,000 no-par, nonvoting bearer preference shares ranking equally with the preference shares already issued (Contingent Capital III)."

      ff) Section 16 (first sentence) of the Articles of Association is amended to read as follows:

           "In addition to the reimbursement of his or her expenses, each member of the Supervisory Board shall receive a fixed remuneration of E 5,112.92 payable after the end of the fiscal year, and additional remuneration of E 2,100.13 multiplied by the distributed profit and divided by the capital stock."

      gg) Section 23 (6) (first sentence) of the Articles of Association is amended to read as follows:

           "Holders of preference shares receive a share of the retained earnings that exceeds the dividend paid on ordinary shares by 1 euro cent and is equal to no less than 1 euro cent per preference share."

   D) AMENDMENT OF RESOLUTIONS OF JANUARY 18, 2000 CONCERNING AUTHORIZATIONS

      aa) The resolution of the January 18, 2000 general meeting of shareholders concerning authorization to issue convertible bonds and/or stock options is amended to the effect that every authorization to issue a convertible bond with a par value of E 3.00 carrying the right to convert to one preference share is replaced by an authorization to issue three convertible bonds each with a par value of E 1.00 and each carrying the right to
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                                          Annual General Meeting of Shareholders

           convert to one preference share, and that every authorization to issue a stock option carrying the right to subscribe to one preference share is replaced by an authorization to issue three stock options each carrying the right to subscribe to one preference share.

      bb) The resolution of the January 18, 2000 general meeting of shareholders concerning authorization to purchase the Company's own shares is amended to the effect that the Company is authorized to purchase on the stock market up to 18,750,000 no-par preference shares in the Company representing up to E 18,750,000 in total as a proportion of the capital stock.

8. RESOLUTION: AUTHORIZED CAPITAL II

   The Executive Board and Supervisory Board propose that the following resolution be adopted:

   a) Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the capital stock on one or more occasions no later than May 1, 2005 by no more than E 25 million in total by issuing new nonvoting bearer preference shares that carry the same rights under the Articles of Association as previously issued preference shares (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory preemptive rights:

      -  In respect of fractional shares,

      - Where the capital is increased against contributions in cash and the portion of the capital stock represented by the new shares in respect of which preemptive rights are excluded is no greater than 10% of that capital stock at the time the new shares are issued and the issue price of the new shares is not materially below the stock exchange price of listed shares of the same class carrying the same rights under the Articles of Association on the day when the Executive Board finally determines the issue price, as provided in section 203 (1) and (2) and section 186 (3)(4) of the Act,

      - Where the capital is increased against contributions in kind to obtain shares for the acquisition of enterprises or interests in enterprises.

      The Executive Board shall not exercise the authorization granted in this subsection a) where it has (1) already on one or more occasions exercised its authorization under Agenda Item 9 of the May 5, 2000 annual general meeting of shareholders to increase the capital stock pursuant to Contingent Capital IV or exercised the authorization in this subsection a) and where (2) a first or subsequent exercise of the authorization in this
      a) would cause the sum of the amounts by which the capital stock is increased pursuant to the authorization in Agenda Item 9 of the May 5, 2000 annual general meeting of
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 Annual General Meeting of Shareholders

      shareholders and the amounts by which the capital stock is increased pursuant to Authorized Capital II under b) to exceed E 25 million in total.

      Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the capital stock increase pursuant to Authorized Capital II. The Supervisory Board is authorized to amend the Articles of Association accordingly after full or partial implementation of the capital stock increase pursuant to Authorized Capital II or after expiration of the authorization period.

      The Executive Board is directed to apply for entry of Authorized Capital II in the commercial register such that the capital stock increase from the Company's reserves (Agenda Item 7) is entered before Authorized Capital II.

   b) The following new paragraph 8 is added to section 4 of the Articles of
      Association:

      "Subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the capital stock on one or more occasions no later than May 1, 2005 by no more than E 25 million in total by issuing new nonvoting bearer preference shares that carry the same rights under the Articles of Association as previously issued preference shares (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory preemptive rights:

      -  In respect of fractional shares,

      - Where the capital is increased against contributions in cash and the portion of the capital stock represented by the new shares in respect of which preemptive rights are excluded is no greater than 10% of that capital stock at the time the new shares are issued and the issue price of the new shares is not materially below the stock exchange price of listed shares of the same class carrying the same rights under the Articles of Association on the day when the Executive Board finally determines the issue price, as provided in the German Stock Corporation Act, section 203 (1) and (2) and section 186 (3)(4),

      - Where the capital is increased against contributions in kind to obtain shares for the acquisition of enterprises or interests in enterprises.

      Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of capital stock increases pursuant to Authorized Capital II. The Supervisory Board is authorized to amend section 4 (8) of the Articles of Association accordingly after full or partial implementation of the capital stock increase pursuant to authorized capital or after expiration of the authorization period."
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                                          Annual General Meeting of Shareholders

   The resolution of the annual general meeting of shareholders proposed in this Agenda Item 8 cannot take effect unless consent is given by preference shareholders' special resolution.

   Pursuant to section 203 (2) and section 186 (4) (second sentence) of the Act, the Executive Board presents its report of the grounds for excluding preemptive rights below; the report is also available to every shareholder as part of this invitation and at the annual general meeting of shareholders, and has been on display, and available to be sent on request, at the Company's offices since the day on which the calling of the annual general meeting of shareholders was announced:

   The proposed authorization to issue new shares pursuant to Authorized Capital II is intended to enable the Executive Board, with the Supervisory Board's consent, to respond quickly to opportunities which require financing in connection with the implementation of strategic decisions. The possibility of excluding preemptive rights of fractional shares simplifies the process of increasing capital stock against contributions in cash. The purpose of the proposed authorization to exclude preemptive rights for capital stock increases against contributions in kind is to enable the Company to acquire enterprises or interests in enterprises in exchange for nonvoting preference shares.

   SAP AG competes internationally. In the interest of its shareholders, the Company must always be in a position to move quickly and flexibly in international markets. That means it must have the option of acquiring enterprises or interests in enterprises to improve its competitive position. The interests of the shareholders and of the Company are, in some cases, best served if the Company acquires such enterprises or interests in enterprises in exchange for shares in the Company.

   The proposed authorization to exclude preemptive rights is intended to give SAP the flexibility it needs to quickly take advantage of opportunities to acquire enterprises or interests. Valuations of the Company's stock and of enterprises to be acquired or invested in will be based on impartial assessments of the corporate value by auditors and/or premium international investment banks. The Executive Board also seeks authorization, subject to the consent of the Supervisory Board, to exclude preemptive rights where the capital increase is within the size limit and other requirements of section 186 (3) (fourth sentence) of the Act. If there is a discount on the stock exchange price, it is not expected to exceed 3% or at most 5% of the stock exchange price. The authorization to exclude preemptive rights is intended, in this case, to enable management to take advantage of favorable short-term market conditions. The issue price would be set closer to the issue date, and would tend to be nearer to the market price. This would maximize issue price and the equity effect. Because management can act quickly, stock capital increases of this kind are known to achieve a higher inflow of funds than comparable capital increases where shareholders do have preemptive rights. Thus, it benefits the Company and the shareholders.

   The Executive Board sees the authorization in Agenda Item 8 as an alternative financial model to the authorization in Agenda Item 9 of issuing bonds with
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 Annual General Meeting of Shareholders

   detachable warrants and/or convertible bonds. To ensure that the two authorizations together do not lead to an increase the SAP AG capital stock by more than E 25 million, the Executive Board may not exercise the authorization in Agenda Item 8 where it has (1) already on one or more occasions exercised its authorization under Agenda Item 8 to increase the capital stock pursuant to Authorized Capital II or exercised the authorization in Agenda Item 9 and where (2) a first or subsequent exercise of the authorization in Agenda Item 8 would cause the sum of the amounts by which the capital stock is increased under Agenda Item 8 and the amounts dedicated to subscription rights or the service of convertible bonds pursuant to Contingent Capital IV created in Agenda Item 9 to exceed E 25 million in total.

   The Executive Board will report all use made of Authorized Capital II to the general meeting of shareholders.

9. RESOLUTION CONCERNING AUTHORIZATION TO ISSUE BONDS WITH DETACHABLE WARRANTS AND/OR CONVERTIBLE BONDS WITH CONCURRENT CREATION OF CONTINGENT CAPITAL AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

   The Executive Board and Supervisory Board propose that the following resolution be adopted:

   a) Subject to the consent of the Supervisory Board, the Executive Board is authorized to issue on one or more occasions and no later than May 4, 2005, bearer bonds with detachable warrants and/or convertible bonds having a total par value of no more than E 2 billion and having a term of no longer than ten years and to issue to the holders of bonds with detachable warrants warrant rights and the holders of convertible bonds conversion rights in respect of new SAP AG nonvoting bearer preference shares ranking equally with preference shares already issued and representing together in total no more than E 25 million as a calculated proportion of the capital stock, subject to the terms of the bonds with detachable warrants and the convertible bonds, as appropriate. The terms of the convertible bonds will provide that the holders of convertible bonds may be required to convert their bonds to new shares in the Company.

      Bonds with detachable warrants and convertible bonds may be denominated in euros or in the legal currency of an OECD country. Where they are issued in a currency other than the euro, the applicable value is calculated using the European Central Bank euro currency purchasing price on the day on which it is resolved to issue bonds with detachable warrants and/or convertible bonds.

      Bonds with detachable warrants and/or convertible bonds may also be issued by wholly-owned direct or indirect German or foreign affiliates of SAP AG, and if they are, subject to the consent of the Supervisory Board, the Executive Board is authorized to guarantee the bonds with detachable warrants and/or convertible bonds for the affiliate and to grant to holders of bonds with detachable warrants warrant rights and to holders of convertible bonds
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                                          Annual General Meeting of Shareholders

      conversion rights in respect of new SAP AG nonvoting bearer preference shares.

      A consortium of banks will be instructed to take over the bonds with detachable warrants and convertible bonds and to offer them to shareholders for subscription; however, where shareholders' subscription rights to fractional shares would arise by applying the subscription ratio the Executive Board is authorized to exclude them. The Executive Board is also entitled to exclude subscription rights to the extent necessary in order to accord to holders of warrant and conversion rights attaching to previously issued bonds, to holders of convertible bonds carrying a duty to convert, and to holders of stock options (warrant rights) issued by the Company, the subscription rights to which those holders are entitled on their exercise of those warrant rights and conversion rights or, as the case may be, on their performance of that duty to convert.

      Further, subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude shareholders' preemptive rights in accordance with section 186 (3) (fourth sentence) of the Act in respect of the issue, whether on one or more occasions, of bonds with detachable warrants and/or convertible bonds provided warrant or conversion rights for new SAP AG shares representing no more than ten percent (10%) of the capital stock as a calculated proportion of the available capital stock - pursuant to this and other authorizations - when preemptive rights are first excluded in accordance with section 186 (3) (fourth sentence) of the Act. In determining whether the ten-percent threshold has been reached, exclusions of shareholders' preemptive rights in accordance with section 186 (3) (fourth sentence) of the Act under other authorizations shall also be taken into consideration. Where the Executive Board excludes shareholders' preemptive rights in accordance with section 186 (3) (fourth sentence) of the Act in reliance on this authorization, the issue price shall not be materially below the theoretical market value of the bonds with detachable warrants or convertible bonds, as the case may be, determined by applying accepted methods of financial calculation. In this respect, the Executive Board shall obtain the expert opinion of an independent investment bank of good standing if it excludes shareholders' preemptive rights in accordance with section 186 (3) (fourth sentence) of the Act.

      Where bonds with detachable warrants are issued there shall be attached to each such bond one warrant or more warrants for the purchase by the holder, in accordance with the terms of the bonds with detachable warrants to be defined by the Executive Board, of nonvoting bearer preference shares in the Company ranking equally with preference shares already issued. Subject to the terms of the bonds with detachable warrants, warrant holders may be entitled when exercising the warrant right to have the bonds or the payment obligations related to them offset against the purchase price for the new shares in the Company. Where subscription rights to fractions of new shares arise, it may be provided that these fractions may be added together as

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 Annual General Meeting of Shareholders

      provided in the terms of the convertible bonds to make subscription rights to whole shares. The term of the warrant rights shall be no longer than ten years.

      Where convertible bonds are issued the holders thereof shall be entitled, or, if the loan terms so provide, required, to exchange their bonds for nonvoting bearer preference shares in the Company ranking equally with preference shares already issued, in accordance with the loan terms to be defined by the Executive Board. The rate at which bonds are exchanged for shares shall be the result of dividing the par value of one bond by the defined conversion price for one preference share in the Company; the rate at which bonds are exchanged for shares may also be the result of dividing the issue price of one bond, where lower than the par value, by the defined conversion price for one SAP AG preference share. Where there is no provision in the loan terms for subscription rights to fractional shares to be added together to make subscription rights to whole shares, the rate at which bonds are exchanged for shares may be rounded up or down to a whole number; further, there may be provision for an additional cash contribution.

      The terms of the bonds with detachable warrants and of the convertible bonds may also provide that the number of new preference shares for subscription, or a related right of exchange, on exercise of warrant rights or conversion rights or on performance of the duty to convert shall be variable and that the subscription price or conversion price may be changed during the term within a range to be defined by the Executive Board depending on the development of the share price or in consequence of dilution protection provisions.

      The attributable subscribed capital of the shares for subscription against each bond with detachable warrant shall not exceed ten percent (10%) of the attributable subscribed capital of the bond with detachable warrant at the time the bonds with detachable warrant are issued. The attributable subscribed capital of the shares to be issued against each convertible bond on conversion shall not exceed ten percent (10%) of the attributable subscribed capital of the convertible bond at the time the bonds are issued.

      The subscription price or conversion price, as the case may be, defined for one new SAP AG share shall either be no less than eighty percent (80%) of the average market price of a SAP AG preference share at the final XETRA auction on the Frankfurt Stock Exchange during the last ten business days before the day on which the Executive Board resolved to issue the bonds with detachable warrant or convertible bonds, or otherwise no less than eighty percent (80%) of the average market price of the SAP AG preference share at the final XETRA auction on the Frankfurt Stock Exchange during the period in which the subscription rights are traded on the Frankfurt Stock Exchange, not including the last two business days on which the subscription rights are traded, whether the rate at which bonds are exchanged for shares/ the conversion price is variable or not. Such subscription price or conversion price may be translated into the legal currency of an OECD country by

                                          Annual General Meeting of Shareholders

      applying the European Central Bank euro currency purchasing price on the last day of the period concerned. The subscription price or conversion price may also rounded up or down to a whole euro value or, as the case may be, to a whole value in the translation currency units. These provisions apply subject to section 9 (1) of the Act.

      Subject to section 9 (1) of the Act the subscription price or conversion price may be reduced by reason of a dilution protection provision in the terms of the bonds with detachable warrants and the convertible bonds if, during the subscription period or conversion period, the Company accords exclusive subscription rights to its shareholders when it increases the capital stock, or issues further bonds with detachable warrants or convertible bonds or grants or guarantees warrant rights or conversion rights and does not accord to the holders of existing warrant rights or conversion rights the subscription rights to them to which they would be entitled after exercising their existing warrant or conversion rights. The Company may, in this case, at its election implement the reduction in the subscription price or conversion price by paying an appropriate amount in cash on exercise of the warrant right or conversion right or by reducing by an appropriate amount any additional cash contribution. A dilution protection provision in the terms of the bonds with detachable warrants or the convertible bonds may further provide that the holders of the warrants or convertible bonds may also be accorded additional warrant rights or conversion rights in respect of shares pursuant to contingent capital of the Company or that the rate at which bonds are exchanged for shares is amended applying the reduced subscription or conversion price if adequate contingent capital is available.

      The terms of the bonds with detachable warrants and the convertible bonds may also provide that by reason of dilution protection provisions (i) the number of new shares for subscription on exercise of the warrant right or conversion of the convertible bond shall be variable and that additional warrant rights or conversion rights for shares shall be accorded to the holders of the warrants or convertible bonds and that additional shares shall be made available to holders of convertible bonds upon performance of a duty to convert, and (ii) the subscription price or conversion price shall be changed during the term of the warrant rights or conversion rights.

      Further, the terms of the bonds with detachable warrants and the convertible bonds may provide for adjustment of the warrant rights or conversion rights in the event of a reduction of the capital stock or other extraordinary changes in corporate structure or capitalization. Whenever dilution occurs, any range for the definition of the subscription price or conversion price may be redetermined.

      Subject to the consent of the Supervisory Board or, as the case may be, by agreement with the appropriate boards of the affiliates issuing the bonds with detachable warrants or convertible bonds, the Executive Board is authorized

 16

 Annual General Meeting of Shareholders

      to determine the further details of the issue and conditions of the bonds with detachable warrants and the convertible bonds, and in particular the rate of interest, issue price, term and denomination, subscription or conversion price, dilution protection provisions, time periods for subscription or conversion, as well as procedures for exchange in respect of rights to exchange and/or duties to exchange or convert.

      The Executive Board shall not exercise the authorization in this subsection a) where it has (1) already on one or more occasions exercised its authorization under Agenda Item 8 of the May 5, 2000 annual general meeting of shareholders to increase the capital stock pursuant to Authorized Capital II or exercised the authorization in this subsection a) and where (2) a first or subsequent exercise of the authorization in this subsection a) would cause the sum of the amounts by which the capital stock is increased under Agenda Item 8 of the May 5, 2000 annual general meeting of shareholders and the amounts dedicated to warrant rights or the service of convertible bonds pursuant to Contingent Capital IV created in
      b) to exceed E 25 million in total.

   b) The capital stock will be subject to a contingent increase of no more than E 25 million through the issuance of no more than 25 million nonvoting bearer preference shares to which each is attributed E 1.00 of the capital stock and ranking equally with the preference shares already issued (Contingent Capital IV).

      The contingent capital increase will be used to secure the warrant rights of holders of detachable warrants in accordance with the terms of the bonds with detachable warrants or, as the case may be, the exchange by holders of convertible bonds of their convertible bonds for new preference shares in the Company in accordance with the terms for convertible bonds, where those bonds with detachable warrants or convertible bonds are issued pursuant to the authorization at subsection a) on or before May 4, 2005 by the Company or by its fully-owned direct or indirect German or foreign affiliates. The new shares will be issued at the subscription price or conversion price, as the case may be, determined in accordance with subsection a). The contingent capital increase will be effected only if bonds with detachable warrants or convertible bonds are issued and to the extent holders of the bonds with detachable warrants or convertible bonds exercise their warrant rights and conversion rights or the convertible bonds are converted and the contingent capital is required to meet the conditions of the bonds with detachable warrants or convertible bonds.

      Subject to the consent of the Supervisory Board, the Executive Board is authorized to determine the further details of the implementation of the contingent capital increase.

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                                          Annual General Meeting of Shareholders

   c) The following new paragraph 9 is added to section 4 (Capital Stock) of the Articles of Association:

      "The capital stock is subject to a further contingent increase of E 25 million divided into no more than 25 million nonvoting bearer preference shares ranking equally with the preference shares already issued (Contingent Capital IV). The capital stock increase will be effected only to the extent that holders of warrants or conversion rights attaching to bonds with detachable warrants or to convertible bonds issued or guaranteed on or before May 4, 2005 by SAP AG or by its fully-owned direct or indirect German or foreign affiliates exercise their warrant rights or conversion rights or to the extent that holders under a duty to convert convertible bonds issued or guaranteed on or before May 4, 2005 by SAP AG or by its fully-owned direct or indirect affiliates perform their duty to convert. The new shares are eligible for dividend from the beginning of the fiscal year in which they arise through exercise of warrant rights or conversion of convertible bonds."

   The resolution of the annual general meeting of shareholders proposed in this Agenda Item 9 cannot take effect unless consent is given by preference shareholders' special resolution.

   Pursuant to section 221 (4) and section 186 (4) (second sentence) of the Act, the Executive Board presents its report of the grounds for excluding preemptive rights below; the report is also available to every shareholder as part of this invitation at the annual general meeting of shareholders, and has been on display, and available for sending on request, at the Company's offices since the day on which the calling of the annual general meeting of shareholders was announced:

   The authorization to issue bonds with detachable warrants or convertible bonds is intended to give the Company greater choice of financing options. The option to stipulate a duty to convert convertible bonds extends the variety of this type of financial instruments available. When SAP AG and its fully-owned direct or indirect affiliates issue bonds, shareholders are entitled to a preemptive subscription right unless there are provisions to the contrary.

   One reason for excluding that preemptive right is to provide adequate protection against dilution for holders of existing warrant rights and conversion rights to SAP AG shares. Dilution protection can be given to holders of warrant rights and conversion rights either by reducing the subscription price or conversion price, or else by providing a subscription right. The Executive Board proposes to decide in favor of one or other of these options at the time it exercises the authorization. In order not to be restricted in advance to the option to reduce the subscription price or conversion price, it is usual to provide authorization to exclude shareholders' preemptive rights to new shares to the extent necessary to allow the holders of the bonds the subscription rights to which they would be entitled to after exercising their warrant right or conversion right. Putting holders of existing warrant rights and conversion rights in the same position as shareholders in this way when further bonds with detachable warrants and convertible bonds are

 18

 Annual General Meeting of Shareholders

   issued without effecting an increase in capital stock makes the new bonds with detachable warrant or convertible bonds more attractive and thus furthers the Company's interest by creating an attractive instrument to raise capital. Shareholders' subscription rights would also be excluded where fractional shares would otherwise be created when the rate at which bonds are exchanged for shares is determined. This makes it possible to apply a convenient, round rate.

   Furthermore, subject to the consent of the Supervisory Board, the Executive Board would be authorized to exclude shareholders' preemptive rights in respect of the issue of these bonds provided the warrant and conversion rights for SAP AG shares proportionately represent no more than ten percent (10%) of the capital stock. Where this ten-percent exemption is applied, all exclusions of shareholders' preemptive rights in accordance with section 186
   (3) (fourth sentence) of the Act under other authorizations, for example, the authorization in Agenda Item 8, must also be taken into consideration so that the ten-percent threshold is not exceeded by the sum of such exclusions. For the purpose of determining the ten-percent threshold, the capital stock means the capital stock at the time of the first exercise of authorization to exclude preemptive rights in accordance with section 186 (3) (fourth sentence) of the Act.

   Excluding preemptive rights in this way gives the Company the opportunity to raise financing for investments quickly on the financial market and, by setting prices close to the market levels, to achieve favorable financing conditions.

   Section 221 (4) (second sentence) of the Act provides that section 186 (3) (fourth sentence) of the Act also applies analogously to bonds with detachable warrants and to convertible bonds. When determining when the aforementioned ten-percent threshold is reached, any exclusion of the preemptive right pursuant to other authorizations (for example, the authorization in Agenda Item 8) must also be taken into consideration. This means that all exclusions of the preemptive right together must be limited to no more than ten percent of the capital stock. Section 186 (3) (fourth sentence) of the Act also provides that the issue price must not be set materially below the stock exchange price. To ensure that this requirement is also met in respect of the issue of bonds with detachable warrant and convertible bonds, the authorization provides that the issue price must not be materially below the theoretical market value of the bonds with detachable warrants or convertible bonds, as the case may be, determined by applying accepted methods of financial calculation. If the issue price concerned is no more than 3% or at the most no more than 5% below the calculated market value at the time when the bond with detachable warrant or convertible bond is issued, then for the purposes of the rule in section 186 (3) (fourth sentence) of the Act, the exclusion of the preemptive right is permissible because the discount is not material. To meet this requirement for the issue of such bonds the Executive Board undertakes to obtain the expert opinion of an independent investment bank of good standing in respect of each issue that excludes the preemptive right pursuant to section 186 (3) (fourth sentence) of the Act. This satisfies the shareholders' need for protection against dilution of their shares. Since the

                                          Annual General Meeting of Shareholders

   authorization requires that the issue price be set not materially below the calculated market value, in practice the value of a preemptive right would be zero. This means that the exclusion of the preemptive right does not lead to the loss of any financial benefit for shareholders. Shareholders who wish to maintain their share of the Company's capital stock can achieve this with a purchase of more shares on the cash market.

   The contingent capital is required to service warrant rights, conversion rights, and conversion duties in respect of SAP AG preference shares attaching to bonds with detachable warrants and convertible bonds. The subscription price or conversion price, as the case may be, defined for one new SAP AG share must either be no less than eighty percent (80%) of the average market price of the SAP AG preference share at the final XETRA auction on the Frankfurt Stock Exchange on the last ten business days before the day on which the Executive Board resolved to issue the bonds with detachable warrant or convertible bonds, or otherwise no less than eighty percent (80%) of the average market price of the SAP AG preference share at the final XETRA auction on the Frankfurt Stock Exchange during the period in which the subscription rights are traded on the Frankfurt Stock Exchange, not including the last two business days on which the subscription rights are traded, whether the rate at which bonds are exchanged for shares/ the conversion price is variable or not. The terms may also provide that the rate at which bonds are exchanged for shares is variable and that the conversion price may be set during the term within a range to be defined depending on the development of the share price. This allows the Company to issue the bonds on terms that are particularly close to market levels.

   The Executive Board sees the authorization in Agenda Item 9 as an alternative financial model to the authorization in Agenda Item 8 of increasing the capital stock pursuant to contingent capital. To ensure that together the two authorizations do not lead to an increase in the SAP AG capital stock greater than E 25 million, the Executive Board may not exercise the authorization in Agenda Item 9 where it has (1) already on one or more occasions exercised its authorization under Agenda Item 8 to increase the capital stock pursuant to Authorized Capital II or exercised the authorization in Agenda Item 9 and where (2) a first or subsequent exercise of the authorization in Agenda Item 9 would cause the sum of the amounts by which the capital stock is increased under Agenda Item 8 and the amounts dedicated to warrant rights or the service of convertible bonds pursuant to Contingent Capital IV created in Agenda Item 9 to exceed E 25 million in total.

 20

 Annual General Meeting of Shareholders

10. CONSENT TO THE CONTRACT FOR THE TRANSFER OF SAP AG'S BUSINESS AREA "SALES, TRAINING, CONSULTING, AND SERVICE IN THE FEDERAL REPUBLIC OF GERMANY" TO SAP DEUTSCHLAND AG & CO. KG (TRANSFER FOR ACQUISITION PURSUANT TO THE GERMAN LAW OF REORGANIZATIONS, SECTION 123(3)(1))

   On March 10, 2000 SAP AG and SAP Deutschland AG & Co. KG initialed a transfer and acquisition contract by which SAP AG's business area "Sales, Training, Consulting, and Service in the Federal Republic of Germany" is to transferred to SAP Deutschland AG & Co. KG by way of transfer and acquisition pursuant to the German Law of Reorganizations, section 123(3)(1).

   The Executive Board and Supervisory Board propose that the Company consent to the transfer and acquisition contract.

   The material provisions of the transfer contract (as set forth in the initialed draft of March 10, 2000) are as follows:

   SAP AG, the transferor corporation, will transfer by transfer and acquisition contract its business area "Sales, Training, Consulting, and Service in the Federal Republic of Germany" ("STCS business area") to SAP Deutschland AG & Co. KG ("SAP LGD"), the transferee partnership, by way of transfer and acquisition pursuant to the German Law of Reorganizations, section 123(3)(1) in consideration of shares, namely an increase in SAP AG's general partner's interest in SAP LGD. SAP LGD is a limited partnership established on March 6, 2000 in which SAP AG has a capital contribution of E 900.00 as general partner and in which SAP Beteiligungs GmbH, a fully-owned subsidiary of SAP AG, has a capital contribution of E 100.00 (which is also liability capital within the meaning of the German Commercial Code, section 172(1)) as limited partner. The corporate purpose of SAP LGD is selling and renting SAP AG products, and training, consulting, and service in connection with those products. SAP Beteiligungs GmbH holds its limited partner interest in SAP LGD on trust for SAP AG.

   The transfer of the STCS business area will be effected at the commercial book value in the SAP AG year-end statements of December 31, 2000 with effect from 0.00 A.M. on January 1, 2001 (the transfer date). With effect from the transfer date, all business affecting the STCS business area will be for the account of SAP LGD.

   The transfer and acquisition contract sets forth the details of the purpose of the transfer. Except as the transfer and acquisition contract otherwise expressly provides, SAP AG will transfer its STCS business area in Germany to SAP LGD with all assets and liabilities including all property that is directly or indirectly allocable legally or commercially to the STCS business area. This includes, without limitation, all PCs, photocopy machines, fax equipment, office and shop equipment and fittings, furniture, networks, telephone equipment, and other property allocable to the STCS business area at the rooms and premises occupied by the STCS business area in Walldorf as well as its business premises in Munich, Hamburg, Berlin, Ratingen, and Hannover. The property transferred also includes

                                          Annual General Meeting of Shareholders

   all the company cars, cellular telephones, and notebook computers used by the employees working for the STCS business area.

   The property to be transferred to SAP LGD also includes all license, consulting, maintenance, service, training, and customer development contracts that SAP AG has concluded with customers domiciled in Germany and all rights and duties arising under them.

   All business documents, including without limitation lists of customers and customer files (whether in machine-readable form or otherwise) that concern the STCS business area will be transferred to SAP LGD.

   Further, the transfer and acquisition contract provides that all commercial leases taken by SAP AG for the STCS business area, in particular the leases for the Hamburg, Hannover, Berlin, and Ratingen branches, will be transferred to SAP LGD with all rights and duties under them; similarly all contracts allocable to the STCS business area with vendors, with affiliated companies, and with enterprises with which there is a participatory relationship, as well as all subcontracts and other contracts with other parties that are allocable to the STCS business area.

   The transfer and acquisition contract provides that SAP LGD will take a lease from SAP AG by separate contract in respect of the area occupied by the STCS business area in Walldorf. The transfer and acquisition contract also provides that SAP LGD will take a sublease in respect of part of the commercial property leased in by SAP AG for the Munich branch. The contract also provides that SAP AG and SAP LGD will conclude a license agreement in respect of the SAP software to be marketed by SAP LGD.

   At the time when the transfer becomes effective the existing employment relationships allocable to the STCS business area will be transferred unchanged in content to SAP LGD in accordance with the German Law of Reorganizations, section 324 and the German Commercial Code, section 613a. The transfer of employer's rights and duties includes all incidents of employment including benefit expectancies and reserves created in connection with employment and benefits.

   Title to assets and liabilities and other rights and duties passes on SAP AG's entry of the transfer in the commercial register. The rights and duties in the contract pass on January 1, 2001. With effect from that time SAP AG will by business management contract appoint SAP LGD to represent SAP AG in the STCS business area.

   In consideration of SAP AG's transfer of the STCS business area to SAP LGD, SAP AG's capital participation as general partner will be increased by the amount by which the transferred balance-sheet assets exceed the transferred balance-sheet liabilities. With effect from the transfer date, SAP's share of profits as SAP LGD general partner will be commensurate with its increased capital contribution share.

 22

 Annual General Meeting of Shareholders

   There will be no special measures within the meaning of the German Law of Reorganizations, section 126 (1)(7). Special rights and advantages within the meaning of the German Law of Reorganizations, section 126 (1)(7) or section 126 (1)(8) will not be granted.

   With regard to the consequences of the transfer for the employees and their representatives, the contract states that employment relationships in existence at the time when the transfer is entered into the commercial register and allocable to the STCS business area will be transferred unchanged in content to SAP LGD in accordance with the German Law of Reorganizations, section 324 and the German Commercial Code, section
   613 a (1) and (4). The transfer will not affect business structures. The transfer itself will have no effect on the number of employees. The transfer will therefore not have any disadvantageous consequences for the employees.

   The draft transfer contract was lodged with the commercial register of the Heidelberg Local Court on March 10, 2000.

   The following documents are available for inspection by shareholders at the offices of SAP AG, Neurottstrasse 16, 69190 Walldorf, Germany as of the time the annual general meeting of shareholders is announced:

   -  Transfer contract (initialed draft of March 10, 2000)

   - SAP AG financial statements and reviews of operations for the last three fiscal years

   -  Transfer report by the SAP AG Executive Board

   Copies of the documents listed above will be sent to any shareholder on request without delay and at no charge.

                                       * * *

Holders of PREFERENCE SHARES or ORDINARY SHARES are entitled to participate in the annual general meeting of shareholders, and holders of ORDINARY SHARES ARE ENTITLED TO EXERCISE VOTING RIGHTS, if no later than April 27, 2000, they deposit their shares during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below and leave them so deposited until the end of the annual general meeting of shareholders:

   -  DG BANK Deutsche Genossenschaftsbank

   -  Deutsche Bank Aktiengesellschaft

   -  Dresdner Bank Aktiengesellschaft

   -  Bayerische Hypo- und Vereinsbank Aktiengesellschaft

   -  BHF-BANK Aktiengesellschaft

                                          Annual General Meeting of Shareholders

   -  Commerzbank Aktiengesellschaft

   -  SGZ-Bank Sudwestdeutsche Genossenschafts-Zentralbank AG

Deposit at one of the institutions listed above is also considered to have been effected if, with the consent and on behalf of a depositary institution, the shares are deposited with another financial institution and blocked until the end of the annual general meeting of shareholders.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company no later than one day after the last possible day for deposits.

The admission tickets issued on the basis of the deposit will serve the holders of ordinary shares as identification for the exercise of their voting rights. HOLDERS OF PREFERENCE SHARES DO NOT HAVE VOTING RIGHTS.

Shareholders may appoint a proxy, for example, their deposit bank, a shareholders' association, or a private individual.

The addresses by members of the SAP Executive Board will be transmitted via the Internet on the day of the annual general meeting of shareholders
(www.sap.de/investor).

Walldorf, March 24, 2000

SAP Aktiengesellschaft
Systems, Applications, Products in Data Processing

The Executive Board